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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

Compañía Cerveceríias Unidas S.A.
(Exact name of issuer of deposited securities as specified in its charter)

United Breweries Company, Inc.
(Translation of issuer's name into English)

Republic of Chile
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Attention: Administrative Partner, (212) 530-5000
(Address, including zip code, and telephone number of agent for service)

Copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing                ☐ on [date] at [time]

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five shares of Common Stock of Compañía Cervecerías Unidas S.A.	20,000,000	$0.05	$1,000,000	$126.70

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt ("ADR") is filed as Exhibit(a)(2) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (14)
	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (8); Reverse, paragraph (12)
	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraph (11); Reverse, paragraph (16)
	(v)	The sale or exercise of rights	Face, paragraphs (4) and (8); Reverse, paragraph (12)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (3) and (8); Reverse, paragraphs (12) and (15)
	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (20) and (21) (no provision for extension)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Reverse, paragraph (16)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)
	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (18)
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (8)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission	Face, paragraph (11)

I-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)     Deposit Agreement dated as of September 1, 1992 among Compañía Cervecerías Unidas S.A., JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (33-50744) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

        (a)(2) Form of American Depositary Receipt. Filed herewith.

        (b)     Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c)     Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d)     Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith.

        (e)     Certification under Rule 466.—Filed herewith.

Item 4. UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 19, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By: JPMORGAN CHASE BANK, in its capacity as Depositary
By	/s/ Joseph M. Leinhauser
Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Compañía Cervecerías Unidas S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on March 18, 2004.

Compañia Cervecerias Unidas S.A.
By:	/s/Patricio Jottar
Name:	Patricio Jottar
Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patricio Jottar and Dirk Leisewitz, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of March 18, 2004.

Name	Title:

/s/ Guillermo Luksic Guillermo Luksic	Chairman of the Board of Directors
/s/ Giorgio Maschietto Giorgio Maschietto	Vice President of the Board of Directors
Andrónico Luksic	Director
/s/ Manuel José Noguera Manuel José Noguera	Director
/s/ Francisco Pérez Francisco Pérez	Director
/s/ Jorge Carey Jorge Carey	Director
/s/ Philippe Pasquet Philippe Pasquet	Director

/s/ Alejandro Strauch Alejandro Strauch	Director
/s/ Carlos Olivos Carlos Olivos	Director
/s/ Patricio Jottar Patricio Jottar	Chief Executive Officer
/s/ Dirk Leisewitz Dirk Leisewitz	Controller
/s/ Ricardo Reyes Ricardo Reyes	Chief Financial Officer
/s/Donald J. Puglisi Donald J. Puglisi	Authorized Representative in the United States

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PART I INFORMATION REQUIRED IN PROSPECTUS
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY